CLARKESON RESEARCH, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS
AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2015

Net Capital:

Total stockholder's equity	$	123,756
Total capital qualified for Net Capital		123,756
Deductions and/or charges		
Nonallowable assets from statement of financial position		
Prepaids and deposits		1,662
Total non-allowable assets		1,662
Net capital before haircuts		122,094
Haircuts		-
Net Capital	$	122,094
Aggregate indebtedness		
Total liabilities from statement of financial position	$	137,939
Minimum net capital required computed on the basis of 6-2/3% of aggregate indebtedness	$	9,196
Computation of alternative net capital requirement		
Minimum net capital requirement of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	$	5,000
Excess net capital	$	112,898
Ratio of aggregate indebtedness to net capital		1.13

CLARKESON RESEARCH, INC.
OTHER INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2015

II – COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2015 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

III – INFORMATION RELATING TO THE POSSESSION RULE OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from provisions of Rule 15c3-3 as of December 31, 2015 under the condition for exemption appearing in paragraph (k)(2)(ii). The Company did not maintain possession or control of any customer funds or securities at December 31, 2015.

See independent auditors' report

CLARKESON RESEARCH, INC.
SCHEDULE IV – RECONCILIATION OF COMPUTATION OFNET CAPITAL WITH
FOCUS REPORT, PART IIA
DECEMBER 31, 2015

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2015 Part IIA FOCUS filing.

See independent auditors' report